

August 29, 2014

<u>Via E-mail</u>
Robert Stefanovich
Chief Financial Officer
Cryoport, Inc.
20382 Barents Sea Circle
Lake Forest, CA 92630

      Re: Cryoport, Inc.
             Post-effective amendment to Form S-1
             Filed August 18, 2014
             File No. 333-180326

Dear Mr. Stefanovich:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that your registration statement File No. 333-180326 was declared effective on June 21, 2012 and served as a post-effective amendment to File No. 333-170027 and File No. 333-173263. That registration statement included your audited financial statements for the year ended March 31, 2012 and should have been updated pursuant to Section 10(a)(3) on or before July 31, 2013. Please tell us whether you made offers and sales during the period in which your audited financial statements were not current. If yes, please provide us with a legal analysis of your compliance with Section 5 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Tony Ippolito (*via e-mail*)
    Snell & Wilmer L.L.P.